Ms. Angela Crane Branch Chief Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549	September 26, 2007

Re:	IMAX Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”), and Form 10-Q for the Fiscal Quarter Ended June 30, 2007 (the “Form 10-Q”) File No. 000-24216

Dear Ms. Crane:

We refer to the comment letter dated August 17, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-captioned filings by IMAX Corporation (“IMAX” or the “Company”). The Company would like to take this opportunity to thank the Staff for its valuable assistance throughout the comment and restatement process.

IMAX acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. IMAX also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to provide the following responses to your comments. For ease of reference, we have set forth a verbatim reproduction of your comments, followed by our response. IMAX will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
I.	Form 10-K for the Fiscal Year Ended December 31, 2006
Management Discussion and Analysis of Financial Condition and Results of Operation –
Results of Operation, Year Ended December 31, 2006 Versus Year Ended December 31, 2005
Outlook, page 55
1.	We note your discussions relating to digital technology. To the extent possible, please revise future filings to provide the reader with an estimate of the costs you expect to incur to provide customer upgrades to digital systems for those contracts that currently include these terms.
IMAX CORPORATION 2525 Speakman Drive Mississauga, Ontario Canada L5K IBI t 905.403.6500 f 905.403.6450 www.imax.com

Response:
As disclosed, the Company is still in the process of developing a digital projection system that will supplant and replace its film-based projector for a large portion of its customer base. The technical aspects of this digital projection solution continue to evolve and have not yet been finalized. In future filings, the Company will continue to provide updates as to the progress of development and to the extent possible, additional information with respect to the costs and associated upgrade revenues with respect to these digital upgrades.
Liquidity and Capital Resources, page 63
2.	We note the disclosure on page 63, that under the credit facility you are required to maintain “a minimum level of cash collection...” Please describe in greater detail this covenant and whether you were in compliance as of the balance sheet date. Also, discuss any potential impact on your ability to comply with this covenant going forward given how you are structuring your contracts, i.e. joint venture sharing arrangements.
Response:
The Company’s Credit Facility borrowing capacity, as referenced earlier on page 63 of the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations, is determined by taking the lesser of the following three components:
i.	$40,000,000.

ii.	A collateral calculation based on percentages of the book values for the Company’s net investment in sales-type leases, financing receivables, finished goods inventory allocated to backlog contracts and the appraised values of the expected future cash flows related to operating leases and of the Company’s owned real property, reduced by certain accruals and accounts payable.

iii.	The Company’s Trailing Cash Collections, which are defined in the Company’s Credit Facility agreement as being the aggregate amount of cash collections made by the Company in the preceding twenty-six week period, measured as at the last day of the applicable week.
The Company’s borrowing capacity is subject to certain limitations under the Company’s Senior Notes and reduced by the amount of letters of credit secured by the Credit Facility and any amounts drawn against the Credit Facility.
Thus, the Trailing Cash Collections requirement is not a covenant requirement but a limitation on borrowing capacity. As at December 31, 2006, the Company’s Trailing Cash Collections were $49.9 million, which significantly exceeded components i) and ii) of the borrowing capacity test described above. In its Form 10-K/A and future filings, the Company will clarify the language presented on pages 63 and 103 of Form 10-K to read as follows:

“On February 6, 2004, the Company entered into a Loan Agreement for a secured revolving credit facility as amended on June 30, 2005 and as further amended by the Second Amendment to the Loan Agreement which was entered into with effect from May 16, 2006 (the “Credit Facility”). The Credit Facility is a revolving credit facility expiring on October 31, 2009 with an optional one-year renewal thereafter contingent upon approval by the lender, permitting maximum aggregate borrowings equal to the lesser of (i) $40.0 million, (ii) a collateral calculation based on percentages of the book values for the Company’s net investment in sales-type leases, financing receivables, finished goods inventory allocated to backlog contracts and the appraised values of the expected future cash flows related to operating leases and of the Company’s owned real property, reduced by certain accruals and accounts payable and (iii) a minimum level of trailing cash collections in the preceeding twenty–six week period ($49.9 million as of December 31,2006), and is subject to certain limitations under the Company’s Senior Notes and reduced for outstanding letters of credit. As at December 31, 2006, the Company’s current borrowing capacity under such calculation is $23.6 million after deduction for outstanding letters of credit of $9.4 million. The Credit Facility bears interest at the applicable prime rate per annum or LIBOR plus a margin as specified therein per annum and is collateralized by a first priority security interest in all of the current and future assets of the Company. The Credit Facility contains typical affirmative and negative covenants, including covenants that restrict the Company’s ability to: incur certain additional indebtedness; make certain loans, investments or guarantees; pay dividends; make certain asset sales; incur certain liens or other encumbrances; conduct certain transactions with affiliates and enter into certain corporate transactions. In addition, the Credit Facility agreement contains customary events of default, including upon an acquisition or a change of control that may have a material adverse effect on the Company or a guarantor. The Credit Facility also requires the Company to maintain, over a period of time, a minimum level of adjusted earnings before interest, taxes, depreciation and amortization including film asset amortization, stock and non-cash compensation, write downs (recoveries), asset impairment charges, and other non-cash uses of funds on a trailing four quarter basis calculated quarterly, of not less than $20.0 million. In the event that the Company’s available borrowing base falls below the amount borrowed against the Credit Facility, the excess above the available borrowing base becomes due upon demand by the lender.”
The Company continues to actively market its theater systems using its traditional sales and lease model, and plans to use joint revenue sharing arrangements to supplement its existing sales and lease arrangements, as opposed to replacing them. The Company’s backlog value of signed sales and lease arrangements for system installations through 2009, excluding joint revenue sharing arrangements, totalled roughly $118 million at December 31, 2006 (of which $55.6 of initial rents and $18 million of future minimum payments were still to be paid) and, by June 30, 2007, the backlog of signed arrangements had grown to $124 million (of which $58.6 of initial rents and $19 million of future minimum payments were still to be paid). This increase is indicative that the system sale and lease model continues to attract new orders and continues to provide a significant source of cash flows for the Company.
If, in the future, joint revenue sharing arrangements become the arrangement preferred by our customers and the value of the Company’s upfront cash collections and backlog decline as a result, the Company will revise its disclosures regarding the potential impact on trailing cash collections and the availability of its Credit Facility accordingly.

Report of Independent Registered Public Accounting Firm, page 70
3.	The audit report included in the Form 10-K filed in EDGAR is not signed by your independent auditor. Please amend the filing to provide an audit report which includes the independent auditor’s signature. Refer to Rule 2-02 of Regulation S-X and Item 302 of Regulation S-T provides guidance on including signatures in electronic filings.
Response:
The omission of the signature block in the audit report in the Company’s Form 10-K was the result of a typographical error as the Company had received the signed audit report from PricewaterhouseCoopers LLP prior to filing its Form 10-K. We will include the appropriate signature block in the Form 10-K/A in accordance with Rule 2-02 of Regulation S-X and Item 302 of Regulation S-T.
Consolidated Statement of Cash Flows, page 75
4.	Tell us how your presentation of cash flows related to discontinued operations is consistent with paragraph 26 of SFAS 95 given that you present the combined operating and investing cash flows of discontinued operations as a single line at the bottom of the statement and present the detailed disclosure in the notes to financial statements. Otherwise, please revise the statement in future filings to comply fully with SFAS 95. We note that SFAS 95 requires you to present all cash flows as either an operating, investing or financing activity within the body of the statement of cash flows itself. Please refer to the Staff’s views relating to presenting cash flows from discontinued operations in Joel Levine’s speech at the December 2005 AICPA conference on SEC and PCAOB Current Developments and further evidence outlined at AICPA CPCAF Alert Nos. 90 and 98.
Response:
At the time of preparation of the financial statements, the Company did not feel that the presentation on the face of the statement was material as the components were disclosed in note 26 and primarily related to investing activities. However, the Company has reviewed and acknowledges the Staff’s comment relating to presenting cash flows from discontinued operations and will revise the cash flow statement in the Company’s Form 10-K/A and future filings to fully comply with SFAS 95.
Note 2. Summary of Significant Accounting Policies, page 77
Note (n) Revenue Recognition-Theater Systems, page 82
5.	We note that the Company has “identified the projection system, sound system, screen system and if applicable, the 3D glasses cleaning machine, theater design support, supervision of installation, projectionist training and the use of the IMAX brand, generally to be a single deliverable and single unit of accounting.” Please tell us and revise the note to disclose when these components would not be identified as a single deliverable and explain how this would impact your revenue recognition policy. Provide a similar discussion in the Critical Accounting Policy section of MD&A.

Response:
The Company has used the word “generally” in this context in order to cover the instances where a customer may not purchase all the traditional components in a theater system or where an arrangement has been modified to exclude certain services, such as installation services. In such cases, the Company views the components and services specified in the arrangement as a single deliverable.
In its Form 10-K/A and future filings, the Company will revise the language presented to read as follows:
“The Company has identified the projection system, sound system, screen system and, if applicable, the 3D glasses cleaning machine, theater design support, supervision of installation, projectionist training and the use of the IMAX brand to be a single deliverable and a single unit of accounting (the “System Deliverable”). When an arrangement does not include all the elements of a System Deliverable, the elements of the System Deliverable included in the arrangement are considered by the Company to be a single deliverable and a single unit of accounting.”
6.	In addition, we note that you use the words generally and typically in several instances when describing your accounting policies, including revenue recognition. Please revise the note to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.
Response:
The Company will revise the disclosure in note 2 of its Form 10-K/A and future filings to eliminate the references to “generally” or “typically” where appropriate. If any material transactions vary from these disclosures, the Company will disclose them and the Company respectfully submits that policy disclosures about items that are not material would not be included in such disclosures.
7.	We note as of the date of your June 20, 2007 response letter your review of the distinctive non-standard provisions in contracts undertaken in response to our prior comment 9 was still ongoing. However, we note that you had identified material non-standard clauses. Please tell us, and revise this note and the Critical Accounting Policy section of MD&A to describe the terms of these non-standard arrangements, the circumstances under which these terms were offered and disclose how you recognized revenue from these arrangements. Highlight how your revenue recognition policy for each non-standard arrangement differs from the policy you currently describe for your standard arrangements. We also await the addendum which the Company undertook to provide in response to our prior comment 9 in its response letter dated June 20, 2007.
Response:
Please refer to the attached Exhibit 1 for the Company’s identified non-standard provisions. The Company has, over time, developed standard contract templates that it uses to begin negotiations with customers. During the course of negotiations, depending on a customer’s geographical region or level of sophistication, the terms and conditions of an arrangement may be negotiated which differ from an existing provision in the standard templates or include additional provisions. In preparing the listing in Exhibit 1, the Company considered its standard templates and its customary business practices as standard provisions of its contracts. The Company has also attached, as Exhibit 1A a copy of the Company’s accounting policy marked with paragraph numbering for ease of reference to the specific paragraphs referred to in Exhibit 1.
8.	We note the policy for recognizing revenues on theater systems as described on page 39 and 91 as part of your discussion of the restatement of your 2002 through 2006 financial statement differs in some aspects from your revenue recognition policy disclosed in footnote 2 (n). For example, we noted in footnote 2 (n), page 82 that revenue allocated to the system deliverable is recognized when “(i) the projector, sound system and screen system have been installed and are in full working condition, (ii) the 3D glasses cleaning machine, if applicable, has been delivered, (iii) projectionist training has been completed and (iv) the earlier of (a) receipt of written customer acceptance certifying the completion of installation and run-in testing of the equipment and the completion of projectionist training or (b) public opening of the theater,” while the disclosure on page 39 states that revenue is recognized when “(i) the projector, sound system and screen system [are] installed and are in full working condition, the 3D glasses cleaning machine, if applicable, [is] delivered and projectionist training [is] completed, and (ii) written customer acceptance thereon received, or the public opening of the theater take place ...”
•	Tell us how the disclosures on pages 39, 91 and 82 are consistent with each other or revise the filing to resolve any inconsistencies.

•	Please confirm that the Company followed the policy stated in its financial statements when determining the adjustments related to theater system arrangements reviewed for 2002 through 2006.
Response:
The Company believes the various statements noted by the Staff to be consistent.
In its Form 10-K/A and future filings, the Company will modify the language presented on pages 39 and 91 of Form 10-K to read as follows:
“The Company has revised its policy to recognize revenue only when all of the following conditions have been met: (i) the projector, sound system and screen system have been installed and are in full working condition, (ii) the 3D glasses cleaning machine, if applicable, has been delivered, (iii) projectionist training has been completed and (iv) the earlier of (a) receipt of written customer acceptance certifying the completion of installation and run-in testing of the equipment and the completion of projection training or (b) public opening of the theater.”
The Company confirms that the stated policy has been followed when determining the adjustments related to theater system arrangements reviewed for 2002 through 2006.
Note 4. Restatement of Previously Issued Financial Statements, page 90
Revenue Recognition — Other, page 91
9.	Revise to clearly describe the errors related to the “fair value previously allocated in certain multiple element arrangements” as described in the first bullet on page 91.

Response:
The Company will revise the first bullet when filing the Form 10-K/A to read:
“Based on an analysis of fair values of the elements within its arrangements, the Company determined that the allocations of consideration received and receivable to elements of multiple element arrangements were not done in accordance with the accounting guidance in EITF 00-21 and other applicable standards. This affected allocations to the System Deliverable, maintenance and extended warranty services, 3D glasses and film license credits. In addition, in certain arrangements, settlement income was adjusted to reflect the residual amount based on other elements being reflected at their fair values.”
Exhibit 31
10.	We note that the certification filed as required by Exchange Act Rule 13a-14(a) improperly labels the report as an “Annual Report” in paragraphs 1, 2, 3 and 4. Additionally, we note that it also improperly identifies the title of the certifying individual in the first line of the certification. In future filings, including the amended Form 10-K, the certification should be revised so as to not include a reference to “Annual” or “Quarterly” reports and to remove the title of the certifying office in the first line. Refer to Item 601(b)(31) of Regulation S-K. Please also apply this comment to your future Form 10-Q filings.
Response:
We will include in the Form 10-K/A a revised certification as required by Exchange Act Rule 13a – 14(a). Future 10-Q filings will also be revised to reflect these changes. We have attached an example of the revised certification as Exhibit 2.
II.	Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007 Exhibit 31
11.	We note the Section 302 certifications of your CEO and CFO are not in the proper form as paragraph 4 improperly omits the introductory language referring to internal control over financial reporting. Please file an amendment to the Form 10-Q to include Section 302 certifications set forth in Item 601(b)(31) of Regulation S-K which properly refer to internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Please note that the amendment should include the entire periodic report and corrected certification.
Response:
We will include in the Forms 10-Q/A for the quarters ended March 31, 2007 and June 30, 2007 revised certifications as required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. An example of the revised certification is attached as Exhibit 3.

*********************************************
Should you require clarification or have any further questions, please contact me at (212) 821-0166. The Company stands ready to assist the Staff in any way possible in connection with the matters addressed in this letter.
Yours truly,

By: “Joseph Sparacio” Name: Joseph Sparacio
Title: Chief Financial Officer

cc:	Kevin Kuhar, Staff Accountant, Division of Corporation Finance, Securities and Exhange Commission
Jodie Hancock, Senior Accountant, Corporate Finance Branch, Ontario Securities Commission
PricewaterhouseCoopers LLP
Members of Audit Committee, IMAX Corporation

Exhibit 1
Pages A-1 to A-9
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

Exhibit 1A: Markup of Company’s Accounting Policy
IMAX Corporation
Revenue Recognition on Typical Theatre System Arrangements
Introduction
[1] The following document presents the IMAX Corporation (“IMAX” or “the Company”) policy as it relates to the recognition of revenue on typical theatre system arrangements with its customers. The Company has drawn upon the guidance of EITF 00-21 (Revenue Arrangements with Multiple Deliverables), SAB 104 (Revenue Recognition), SFAS 13 (Accounting for Leases) and other revenue recognition guidance where applicable in determining the conclusions as presented herein. This policy statement has been developed and organized after consideration and assessment of the following:
•	Identification of typical arrangement deliverables

•	Nature of the arrangements

•	Determining the units of accounting

•	Timing of revenue recognition
[2] The recognition of revenue requires considerable judgment based on the facts and circumstances of each individual transaction. This policy communicates a list of considerations for the recognition of revenue related to the Company’s typical theatre system arrangements. Each individual theatre system arrangement must be analyzed against this policy by appropriate personnel within the Finance department. Where items, elements, clauses, deliverables or circumstances in an arrangement are not contemplated in this policy, the facts and circumstances should be immediately communicated to senior finance management (Co-Controllers or Senior Vice President of Finance). Members of senior finance management will appropriately assess, address and document conclusions reached regarding revenue recognition under such facts and circumstances.
[3] This policy does not address the specific controls and procedures which the Company will follow in assessing the arrangements under this policy. This will be separately addressed in the Company’s processes and controls documentation.
1) Identification of Typical Arrangement Deliverables
[4] By way of background, the Company generally provides a combination of elements to its customers in its sale or lease arrangements. There are several different elements that can be included in a typical IMAX sale or lease arrangement including, but not limited to:
•	Projection system

•	Screen system

•	Projectionist training

•	Separately priced maintenance and extended warranty services

•	Film licenses

•	Trademark rights

•	Sound system

•	Glasses cleaning system

•	Initial maintenance services

•	3D glasses

•	Supervision of installation

•	Theatre design support
[5] Prior to applying any accounting guidance on recognizing revenue for the transaction, the Company must first consider what the “deliverables” are within the arrangements. Upon assessment of the deliverables, the Company can then assess whether each deliverable constitutes a separate unit of accounting or whether one or more deliverables must be combined for revenue recognition purposes under the applicable guidance including EITF 00-21.

[6] The term “deliverables” is not explicitly defined in accounting literature. EITF 00-21 makes reference to a vendor’s deliverables and indicates that these are products, services or the rights to use assets; EITF 00-21 assumes that a company has already identified its “deliverables” prior to the application of EITF 00-21. The determination of a deliverable can be influenced by the terms of the arrangement between a vendor and its customer and the customer’s perspective of the deliverables, the interaction of the separate elements that could make up a single deliverable and other facts and circumstances unique to a transaction. As a result, the determination of the deliverables in an arrangement requires significant judgment.
[7] It has been determined that in a typical IMAX arrangement, the deliverables would be as outlined below:
TYPICAL DELIVERABLES
•	Projection system, sound system, screen system, glasses cleaning machine, theatre design support, supervision of installation, projectionist training and trademark rights (the “System Deliverable”)

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
[8] The Company’s basis for the determination of the above deliverables is as follows:
[9] The System Deliverable reflects the fact that there are three main pieces of equipment that create utility or the “IMAX Experience” (i.e., the projector, the sound system and screen system). In addition, theatre design support, supervision of installation and projectionist training are provided to ensure the theatre structure, installation and equipment operation meets the Company’s specifications for the “IMAX Experience.” The “IMAX Experience” has been well articulated in the Company’s promotional materials and is fundamental to the Company’s branding. The Company markets a “standard package” to a customer of the projection system, the sound system and the screen and in the case of a 3D system, the glasses cleaning machine as well. This perspective focuses on qualitative characteristics of the business relationship between the Company and the customer. The customer generally cannot select separate pieces of equipment to create a package or system. The arrangement also provides the customer with the right to use the Company’s trademark. The Company does not consider this to be a separate deliverable as the trademark is inextricably linked with the projection and sound systems, and it is to be used predominantly in conjunction with the ultimate usage of the equipment components under the arrangement. The trademark has never been licensed separately apart from the equipment components on a standalone basis. As a result, the trademark is included in the System Deliverable. The trademark license typically commences on the date of execution of the arrangement by both parties.
[10] The 3D glasses are consumable items that are required for the viewing of 3D films. Only a portion of the Company’s film library is offered in 3D, and the customer can choose to acquire the 3D glasses through any of a number of vendors. The Company offers the 3D glasses to its customers as an option, which allows a customer the choice of dealing solely with one vendor. The Company does not require the customer to purchase 3D glasses from the Company. When glasses are included in the overall arrangement, the overall pricing is adjusted accordingly. Many arrangements require the customer to order glasses separately based on prices specified in the sale or lease arrangement. The delivery of the glasses is typically dictated by customer request.

[11] Initial maintenance services and separately priced maintenance and extended warranty services are provided to maintain the theatre system components. These services may also include training of technicians for the customer, which will permit the customer to elect a lower priced maintenance package from the Company. Provision of these services is ongoing and distinct from the manufacture and installation of the theatre system components. The Company’s arrangements with its customers provide for a term of initial maintenance, which typically commences once the manufacture and installation of the theatre system components is complete. The Company also enters into arrangements for ongoing maintenance, which are separately priced. The recognition of revenue related to separately priced maintenance and extended warranty services has its own separate accounting guidance (FTB-90-1), which is indicative that the services are a separate deliverable.
[12] Film licenses, which represent the right to exhibit a film for a period of time, may be included in an arrangement to acquire or lease a theatre system. The customer may be provided a film license at no charge or a discounted price as an incentive in the arrangement. A film print is delivered and the film license term will generally commence at or after the time the equipment is installed. When customers acquire a theatre system, the customers are not obligated to license films from IMAX and there are several third party distributors of films that can distribute films to an IMAX Theatre. The provision of a film license is distinct from the manufacture and installation of the theatre system components, the provision of accessories and the provision of maintenance services. Also, the recognition of revenue related to a film license has its own separate accounting guidance (SOP 00-2), which is indicative that it is a separate deliverable.
2) Nature of Arrangements
[13] The Company’s arrangements with customers are prepared in legal form as either sales or lease arrangements. For accounting purposes, the Company assesses these arrangements under EITF 01-08 to determine whether the arrangement is a lease for accounting purposes.
[14] Under arrangements structured legally as a sales agreement, there are certain instances when the customer will not be granted title to the system until the Company has received all payments specified in the arrangement (which may cover payments for a period of ten years or more). The Company uses this type of clause to ensure recovery of the equipment in the event the customer defaults on payment obligations under the arrangement. Where this clause is used and the Company does not have appropriate lien rights on the equipment as security against payment obligations in the applicable jurisdiction, the Company has concluded that this clause will not factor into the delivery criteria assessment for sales and accounts for the arrangements as a sale for accounting purposes. This conclusion is based on Question 3 to section 3 of SAB 104 issued by the Staff of the SEC. When the Company has lien rights in the applicable jurisdiction, the FAQ concludes that revenue cannot be recognized upon shipment or receipt of the equipment. In these instances as the customer has possession and use of the equipment, the Company evaluates the arrangement in accordance with the criteria under EITF 01-08 to determine whether the arrangement is a lease or a services arrangement. The Company expects that the majority of the arrangements with this clause will be leases that qualify as sales type leases.
[15] For arrangements in which the equipment components are considered to be sales, the Company applies the policies and guidance noted below.
[16] For arrangements in which the equipment components are considered to be leases, the Company follows the guidance in SFAS 13 to determine the classification of the lease. Leases classified as sales-type leases are accounted for using the policies and guidance noted below. Where leases are classified as operating leases, the payments are recognized on a straight-line basis over the term of the lease in accordance with SFAS 13.
[17] Finance income related to the net investment in lease (sales-type leases) or financed receivables (equipment sales) are recognized on an effective interest method over the term of the lease or the financing receivable.

3) Determining the Units of Accounting
Determining the Units of Accounting for arrangements involving the sale of equipment.
[18] If the arrangement includes a sale of equipment as opposed to a lease of equipment, the Company applies the following steps to identify the units of accounting and the amount of consideration to be allocated:
[19] Step 1: Under Paragraph 4(a) of EITF 00-21, initial maintenance services and separately priced maintenance and extended warranty services arrangement (FTB 90-1) is a separate unit of accounting. The remaining deliverables (System Deliverable, 3D glasses and film licenses) are subject to the criteria under Paragraph 9 of EITF 00-21.
[20] Step 2: Upon applying the criteria in Paragraph 9 of EITF 00-21, the Company has concluded that the System Deliverable, the 3D glasses and each film license each constitute a separate unit of accounting.
[21] Each of the criteria under Paragraph 9 has been considered to support this conclusion as follows:
9(a) Standalone Value
The Company considers itself as included in the term “any vendor”. If the Company recognizes the revenue on the 3D glasses before the System Deliverable or visa-versa, the Company considers that each unit of accounting has standalone value for the following reasons:
               (i) 3D glasses are sold separately to customers without the System Deliverable, particularly as the 3D glasses must be replaced frequently due to wear and tear, and glasses are available from other vendors;
               (ii) The System Deliverable is sold separately without 3D glasses, particularly when the customer purchases the 3D glasses from another vendor or when a 2D projector is purchased and thus 3D glasses are not required; and
               (iii) Films generally are licensed separately to customers to be exhibited at IMAX theatres. IMAX has an extensive library of films that have been produced and/or that are distributed by the Company. In addition, other distributors license films that can be exhibited using the IMAX theatre system. Customers are not obligated to acquire films from IMAX.
9(b) Objective and reliable evidence of fair value of undelivered items
For the future undelivered item, objective and reliable evidence of fair value exists for the same reasons as noted under criteria 9(a) above. The films included in a theatre system arrangement are films that have been released and have been sold to other customers.
9(c) General right of return for delivered items
The Company’s revenue arrangements do not include a general right of return. The customer is not able to return any delivered or installed item if the Company fails to perform its remaining obligations.
[22] Step 3: The Company will allocate the consideration in an arrangement as follows:
(a)	first, an amount equal to the amounts specified in the arrangement for separately priced maintenance and extended warranty services (FTB 90-1); and

(b)	the remaining amount of consideration on a relative fair value basis to (i) each film license, (ii) the System Deliverable and (iii) 3D glasses.
Determining Units of Accounting for arrangements involving the lease of equipment

[23] If the arrangement includes the lease of equipment as opposed to the sale of equipment, the Company applies the following steps to identify the units of accounting and the amount of consideration to be allocated:
[24] Step 1: The Company will separate the deliverables between lease components subject to SFAS 13 (equipment and executory costs such as maintenance), separately priced maintenance and extended warranty services per FTB 90-1, each film license and the sale of 3D glasses. The separation of the lease components and separately priced maintenance and extended warranty services are based the requirements of paragraph 4 of EITF 00-21 and the separation of the film licenses and sale of 3D Glasses is based on the analysis of paragraph 9 noted above for determining the units of accounting for arrangements involving the sale of equipment.
[25] Step 2: For the lease components under SFAS 13, the initial maintenance services will be separated from the System Deliverable as they are considered executory costs which are provided over an extended period of time (one or more years). The other upfront services (projectionist training and supervision of installation) will not be separated from the leased property because they are typically performed at the time or within a short time period of the installation of the leased property (i.e., the point at which revenue is recognized as outlined below). While under SFAS 13 each piece of equipment could be considered separate leased property and a separate unit of accounting, the Company has concluded that all of the equipment is to be considered as a single unit of accounting for the same reasons as outlined in section 1) to this policy. Prior to installation by the customer of the equipment, the customer has not obtained the ability to substantively use the theater projector system.
[26] Step 3: The Company will allocate the consideration in the arrangement as follows:
(a)	first, an amount equal to the amounts specified in the arrangement for separately priced maintenance and extended warranty services ( FTB 90-1); and

(b)	the remaining amount of consideration on a relative fair value basis to (i) the units of accounting identified through paragraph 9 of EITF 00-21, as a whole and (ii) the lease components as whole, including initial maintenance if included in the lease arrangement.
[27] Step 4: The Company will allocate the amount of consideration assigned to the lease components under Step 3 (b) (ii) by:
(a)	first assigning a value to initial maintenance services (as defined in Step 2). The value of the initial maintenance services will be based on the average renewal rates which approximates the Company’s cost plus a reasonable profit thereon; and

(b)	the residual of the consideration to the leased property.
[28] Step 5: The Company will allocate the amount of consideration allocated in Step 3(b)(i) to each film license and the 3D glasses on a relative fair value basis.
[29] Based on the above analysis, the Company concluded on the following units of accounting under a typical sales or lease arrangement.
TYPICAL UNITS OF ACCOUNTING
•	the System Deliverable

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
4) Timing of Revenue Recognition

[30] This section will cover all the units of accounting noted above, except for film licenses for which the Company applies SOP 00-2. For the purpose of this analysis the Company has considered the following criteria to be applicable to all the units of accounting:
a)	Persuasive evidence of an arrangement must exist;

b)	The fee must be fixed and determinable; and

c)	Collectibility must be reasonably assured.
[31] With regard to the delivery of products and performance of services, the Company has evaluated this requirement based upon the nature of each unit of accounting.
a) Persuasive evidence of an arrangement must exist
[32] The Company’s customary business practice for documenting a transaction is by way of either a legally binding term sheet with no contemplated further legal document, a contract and/or a master arrangement or other appropriate legal documentation. The appropriate legal document must be executed by both parties before the point of revenue recognition for each unit of accounting.
[33] It is the Company’s customary business practice that any modifications to the terms and conditions within the original legal arrangement be documented through a legally binding amendment to the original arrangement. On occasion, the Company may modify the arrangement to provide a price reduction or to change the payments’ due dates. A modification of this nature can be agreed to with the customer before period-end with formal drafting and execution of the legally binding amendment occurring subsequent to the period-end. An agreement with the customer on a modification of this nature should be evidenced through either an e-mail or a letter or other written correspondence indicating the agreement in principle of the terms. The Company would not consider these instances to be indicative of the absence of persuasive evidence of an arrangement. All other modifications to the terms and conditions of the original legal arrangement must be executed by both parties prior to the point of revenue recognition for the related unit of accounting.
b) The fee must be fixed and determinable
[34] Revenue cannot be recognized until the amounts to be recognized are fixed and determinable. The consideration in the Company’s arrangements typically consist of upfront or initial payments made before and after the final installation of the System Deliverable and ongoing payments throughout the term of the lease or over a period of time as specified in the sales agreements. The ongoing payments are calculated, usually on an annual basis, as the greater of a fixed percentage of the customer’s theatre box-office receipts and a fixed minimum amount. The amounts over the fixed minimum amounts are considered contingent payments. Contingent payments are excluded from amounts determined to be fixed and determinable for purposes of revenue recognition and are recorded as reported by the customer. The contingent payments are considered to be associated with the System Deliverable.
[35] On occasion, the Company may enter into multiple system arrangements which include price concessions or discounts as follows:
(a) In arrangements where the price per system varies based on the number of systems that are installed by the customer, the potential discount is averaged over the number of systems expected or contracted to be installed by the customer.
(b) The Company may enter into arrangements for additional systems of the same type with an existing customer. In these arrangements, the Company may offer volume purchase concessions or discounts on the additional systems ordered. The Company will average the discount over the total number of systems ordered by the customer but not yet installed.
(c) The Company may enter into arrangement with an existing customer for additional systems that are different that previously ordered by the customer. The Company will ratably allocate the discount based on the relative fair values of the systems ordered but not yet installed.
c) Collectibility

[36] The Business Affairs department is responsible for the assessment of collectibility at the time of signing of the contract. Generally, for new customers, a review is performed, which could include evaluating credit reports, financial statements and the performance of a background investigation. An existing customer’s payment history is considered for any new arrangements with that customer.
[37] For arrangements that contain a lease, the Company assesses the collectibility of the lease at its inception. Where collectibility is not reasonably predictable, the Company will record the lease at the point of revenue recognition thereon as an operating lease.
[38] The Company reassesses its determination that collectibility is reasonably assured before it recognizes revenue. The assessment of collectibility in such cases is fact specific and should be evaluated for each individual transaction, with indicative factors such as whether the customer is past due or current, communications with the customer and other financial factors.
[39] Collectibility issues that arise post-revenue recognition from conditions that did not exist at the time of recognition do not impact the recognition of revenue, with the exception of events that occur in the subsequent event period of the recognition quarter. The Company will assess any events occurring in the subsequent event period for indications that are contrary to the Company’s initial assessment of collectibility.
d) Delivery of product and performance of service must be substantially complete
System Deliverable Unit of Accounting:
[40] For the System Deliverable (which includes equipment subject to a sale or sales-type lease), the Company uses the criteria outlined in SAB 104 to determine when the point of delivery and performance of services has occurred. SFAS 13 does not define the point at which this is to occur for a lease arrangement.
[41] Revenue for the System Deliverable (whether subject to sale or sales-type lease), can only be recognized when all of the following conditions, as further explained in detail below, have been met:
■	The equipment has been delivered and/or installed;

■	Projectionist training has been be completed;

■	Earlier of receipt of customer acceptance on the installation , run-in testing of the equipment and projectionist training or public opening of the theatre.
Installation
[42] Revenue will be recognized on the System Deliverable unit of accounting when the projector, sound system and screen components have been installed and the glasses cleaning machine has been delivered. The Company records revenue upon installation as the contract requires the Company to incorporate all necessary technical improvements developed by the Company to the date of installation. For arrangements classified as sales for accounting purposes (as described in section 2 of this document), revenue is not recognized until title passes except when the only rights the Company retains with respect to title are those described in Question 3 to section 3 of SAB 104 (i.e.: to enable recovery of the equipment in the event of default on payment and the Company does not have any lien rights against the equipment).
[43] For purposes of lease accounting, revenue recognition would generally commence at the beginning of the lease term. The Company has deemed, for accounting purposes, that the beginning of the lease term is the date of final installation and receipt of customer acceptance on the installation, run-in testing of the equipment and projectionist training.. Prior to this point, the Company continues to be obligated to incorporate all necessary technical improvements to the projector and sound system developed by the Company.

[44] To this end, installation of the equipment is defined as full working condition such that all hookups of services to the equipment are permanent, and meet the Company’s standards for installation as more clearly defined within the Company’s Theatre System Installation Close-Out Report and Installation Checklist.

[45] Installation will also require that the equipment already thoroughly tested individually and as a system at the Company’s facility, be put through a complete function start-up and test procedure to ensure proper operation upon connection to the theatre’s services. This will include checking adjustments of critical components, performing any installation specific work and a full review of the installation work performed by the customer’s hired installers. All components are to be tested individually and as a system.
[46] This does not preclude the existence of warranty items that are corrected on a subsequent visit. As an example, warped platters are warranty items, unless there are insufficient non-warped platters to run the scheduled film at the time of recognition. Screen issues such as striping are generally warranty issues, unless the screen is in an unusable condition as determined by the Company’s on-site installation supervisor. These warranty items, however, should not preclude the initial operation of the equipment by the customer at the customer’s discretion. Where outstanding items of this nature preclude the customer from initial use or enjoyment of the equipment in the manner in which it was intended, and in compliance with the stated contractual specifications of the equipment, the installation will not be viewed as complete.
[47] As evidence of completion of installation of the equipment, the on-site installation supervisors shall complete an IMAX Theatre System Installation Close-Out Report and Installation Checklist. This report outlines the substantial completion of the installation of the equipment and that the equipment meets the specifications identified in the arrangement and defined by the Company. The report is to be approved by the individual’s supervisor or department head. Any and all deficiencies in the installation are to be noted in the report along with an indication of the significance of the outstanding item or deficiency from a technical perspective. Such report is to be evaluated by Finance department personnel to assess completeness of the installation in conjunction with the above guidelines, whether deficiencies or outstanding items are inconsequential or perfunctory and the amount of necessary warranty accruals.
[48] Projectionist training is to be completed as evidenced by appropriate documentation such as a dated training checklist and signed documentation of customer acceptance thereon. However, if projectionist training is not completed prior to public opening of a theatre, the Company will conclude that the customer has demonstrated the ability to operate the equipment. Where the customer has demonstrated the ability to operate the equipment, the Company believes that the customer is substantially satisfied. Accordingly, if the training is not completed by public opening of the theatre and the other conditions for revenue recognition have been met, the Company will recognize revenue on the System Deliverable and accrue any costs associated with training yet to be completed.
[49] It should be noted that completion of installation will not require the following items to be completed:
•	Installation of glasses cleaning machine at the customer’s theatre as it is a relatively simple process requiring connection to the plumbing and electrical systems only and could be completed by many third-party suppliers. The Company is not responsible for the installation or supervision of installation of this piece of equipment.

•	Final sound tuning of the theatre and final fine calibration of the projection system. These services are typically performed very close to the opening date of the theatre and only when all theatre interior fit and finishes, which are the customer’s responsibility, are complete. The Company views these items as inconsequential and perfunctory since they are not essential to the functionality of the equipment, are performed within a short period of time of installation, are within the Company’s control, not material from a cost perspective and fair value perspective and do not preclude the use of the projection system by the customer since the system has been tested no less than twice upon the installation of the projection system at the customer’s facility. The Company accrues any costs associated with fine tuning when revenue is recognized.
Acceptance
[50] The Company’s contracts typically do not explicitly require an acceptance of the customer as acceptance can occur based on contractually defined dates within an arrangement and do not therefore require mutual consent. However, the Company’s policy is that signed customer acceptance of the equipment installation, run-in testing and projectionist training is required. Such acceptance will be sought and received as evidence of final installation and fulfillment of the material obligations under the arrangement. It is understood that the date a representative of the Company receives the customer acceptance form from the customer will be the date of acceptance for purposes of determining the date that the Company has substantially completed its obligations related to the System Deliverable. When an acceptance certificate (or other supporting documentation) is not received by the Company due to delays initiated by the customer, the Company will use the public opening date of the theatre as the date of implicit acceptance by the customer.
Other Units of Accounting:
[51] The 3D glasses are recognized upon delivery. The arrangement’s shipping terms govern the point at which delivery has occurred (i.e., FOB IMAX shipping docks, FOB destination, CIF nearest ocean port).
[52] Initial maintenance services are recognized ratably over the period of designated free maintenance.
[53] Separately priced maintenance and extended warranty services are recognized ratably over the period of the arrangement in accordance with FTB 90-1.

Exhibit 2: Example Section 302 Certification
IMAX CORPORATION
Exhibit 31.1
Certification Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002
I, Bradley J. Wechsler, certify that:
1.	I have reviewed this Annual Report on Form 10-K/A for the year ended December 31, 2006 of the registrant, IMAX Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: , 2007	By:	“Bradley J. Wechsler”
		Name:	Bradley J. Wechsler
		Title:	Co-Chief Executive Officer

Exhibit 3: Example Quarterly 302 Certification
IMAX CORPORATION
Exhibit 31.1
Certification Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002
I, Bradley J. Wechsler, certify that:
6.	I have reviewed this Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007 of the registrant, IMAX Corporation;

7.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

9.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
10.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:: , 2007	By:	“Bradley J. Wechsler”
		Name:	Bradley J. Wechsler
		Title:	Co-Chief Executive Officer